

Worldwide Energy and Manufacturing USA, Inc
408 North. Canal Street, Unit A & B
South San Francisco, CA 94080
Tel:(650)794-9888
Fax:(650)794-9878
Web: www.wwmusa.com

WORLDWIDE ENERGY AND MANUFACTURING USA INC.

Dear Gary,

Congratulations! We are very pleased to extend an offer of employment to you with Worldwide Energy & Manufacturing as Chief Financial Officer reporting to Jeff Watson President and CEO. The salary we are offering is $15,000.00 monthly. The duties and responsibilities of the position were outlined during the interview process but may be modified as our objectives and mission change. In addition to your salary compensation, you will be eligible for the following items:

Benefits: On the first day of the month following your hire date, you will be eligible for our Insurance benefits with Kaiser Permanente. The company will provide insurance for yourself and will cover 80% of the cost for your family as described by our provider.

Bonus: You will be eligible to participate in the company's Employee Incentive Plan as determined annually by Worldwide Energy and Manufacturing at the level of 25% of base salary. This plan is based on the successful completion of certain company and personal goals and objectives.

Vacation: After 90 days of employment, you will accrue earned vacation at a rate of 1.25 days per month (3 weeks annualized).

We look forward to a mutually rewarding employment experience for you here at Worldwide Energy and Manufacturing. It is our hope that you will find this job exciting and rewarding.

If you have any questions, please feel free to contact me on my cell 805.712.0799 Please print and sign a copy of this letter to accept the offer of employment and return to me at the address provided in my e-mail.

Welcome to the team!

Sincerely,

Jeff Watson
President/CEO

I accept the position of Chief Financial Officer on the terms and conditions outlined in this letter

[signature] 5/24/2011

Gary Koos Date